HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

07020153

...ILUNG – PRESS RELEASE – PRESSEMITTEILUNG

Pleasing business performance in first nine months of 2006/2007

DIY enthusiasts have rolled up their sleeves – HORNBACH profits disproportionately

Third quarter sees best sales performance in Germany for ten years / Like-for-like sales growth of more than five percent in Germany and abroad / Growth outperforms overall sector / HORNBACH Group reports nine-month EBIT growth of 39 %

Bornheim, December 21, 2006.

The HORNBACH Group, one of Europe's largest operators of DIY megastores with garden centers, has witnessed a considerable upturn in demand for construction materials and other products relating to house and garden in the current 2006/2007 financial year. Growth rates clearly within a double-digit percentage range have been reported in some cases, particularly for shell construction and bathroom renovation products. Modern heating technologies and heat insulation projects have also been in great demand. "People have the confidence to try things out once again. They are investing in the future and are no longer shelving urgently necessary renovation work. HORNBACH has a clearer focus on the needs of these project customers than that of almost any other DIY store operator in Europe," commented the Chairman of the Board of Management of HORNBACH HOLDING AG, Albrecht Hornbach.

The Group's sales performance gained notably in momentum in the third quarter of the current 2006/2007 financial year (September 1 to November 30, 2006). Sales at the overall HORNBACH HOLDING AG Group rose by 7.3 percent to € 643.8 million (previous year: € 599.9m). Quarterly sales at the largest subgroup, HORNBACH-Baumarkt-AG, which operates 121 DIY megastores with garden centers in eight European countries, climbed by 6.7 percent to € 599.3 million (€ 561.6m).

The 5.2 percent growth in like-for-like sales in Germany is particularly pleasing. The German stores have thus achieved their best third-quarter results for ten years. With growth

of 6.1 percent, like-for-like sales at the international stores remained at a consistently high level.

Reliable pricing policy honored by customers

"The figures we are able to present show that our competence in the compilation of product ranges and the customer service offered by our DIY megastores with garden centers have hit the nerve of DIY customers. I also see this as confirming our fair, transparent and reliable pricing policy. To all appearances, customers seem to have honored the fact that we were early to adopt an unmistakable position in the run-up to the sales tax increase," commented Albrecht Hornbach. "We will simply factor the unadulterated increased tax rate of 19 percent into our price calculations on January 1, 2007".

House owners increasingly investing in the future

In this respect, the Chairman of the Board of Management of the HORNBACH Group underlined the difficulty of forecasting how consumers would react to the increase in sales tax by three percentage points in a single step at the beginning of the new year. "What is nevertheless of fundamental significance is that consumers are finally looking to the future with confidence. This is proven by the very pleasing level of growth in Germany," stressed Hornbach. House owners were increasingly investing in the renewal of their roofs, heating systems, floors and sanitary installations, which generally required renovation after 20 years. Given that more than 80 percent of owner-occupied houses in Germany were more than 25 years old, there was a significant backlog in this area. Construction activity had also risen considerably once more. This trend had also benefited the HORNBACH Baustoff Union GmbH subgroup, where sales had risen by almost 16 % to € 44.7 million (€ 38.7m) in the third quarter of 2006/2007 and by 10.9 % to € 127.5 million (€ 115.0m) in the first nine months.

The company boss highlighted the fact that HORNBACH had also grown significantly faster than the overall DIY store sector in the current financial year. "The fact that our concept consistently focuses on the implementation of complete home improvement and garden projects means that we are benefiting disproportionately from the upturn in the overall economy and the construction sector."

Major improvement in earnings

The earnings of the HORNBACH Group improved substantially in the third quarter. Operating earnings (EBIT) at HORNBACH HOLDING AG rose by 146.0 percent to € 32.6 million (€ 13.3m). Operating earnings at the largest subgroup, HORNBACH-

Baumarkt-AG shot up by 189.5 percent to € 26.6 million (€ 9.2m). The main reasons for the jump in earnings are the higher level of like-for-like sales, a slight year-on-year increase in the gross margin, improved cost ratios and lower pre-opening expenses.

Considerable sales and earnings growth has also been reported on a cumulative basis for the first nine months of the financial year. In the period from March to November 2006, the overall HORNBACH HOLDING AG Group achieved sales growth of 6.9 percent to € 2.023 billion (€ 1.892bn) and EBIT growth of 39.0 percent to € 132.4 million (€ 95.3m). The largest subgroup, HORNBACH-Baumarkt-AG, increased its sales by 6.6 percent to € 1.897 billion (€ 1.779bn) and its EBIT by 53.2 percent to € 114.5 million (€ 74.8m).

In view of possible fluctuations in weather conditions and the fact that the higher sales tax of 19 percent is due to take effect on January 1, 2007, the Boards of Management are upholding their previous forecast for the overall financial year. Accordingly, in spite of the lack of any new store openings the HORNBACH Group expects sales to rise in a medium single-digit percentage range, while earnings are set to rise as a proportion of sales.

<u>About HORNBACH</u>

The HORNBACH Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, HORNBACH-Baumarkt-AG (DIY megastores with garden centers), the overall HORNBACH HOLDING AG Group also comprises the subgroups of HORNBACH Baustoff Union GmbH (regional builders' merchant and construction materials business) and HORNBACH Immobilien AG (real estate and location development). The HORNBACH DIY megastores with garden centers have an average size of almost 11,000 square meters, a figure unmatched by any competitor in Germany and Europe. Founded in 1877, the family-run company, which has its roots in the Palatinate region, was first publicly listed in 1987. HORNBACH currently operates 121 DIY megastores with garden centers in eight countries, of which 89 are in Germany. Its sales concept and product range are entirely tailored to the needs of project and professional customers. HORNBACH guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies. Pioneering achievements, such as the first DIY store combined with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (2003) provide proof of HORNBACH's ongoing innovative power. Since 2001, a strategic partnership has been in place with the British retail group Kingfisher. HORNBACH has acted as a "job machine" for decades, with more than 12,000 employees now participating in the success of the company.

The most important key figures can be found on the following page. The extensive interim reports of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG have been published in the Investor Relations section of the internet pages of the HORNBACH Group at <u>www.hornbach-group.com</u>.

Overview of Key Figures

HORNBACH HOLDING AG Group (in € million, unless otherwise stated)	3rd Quarter 2006/2007	3rd Quarter 2005/2006	Change in %	Nine Months 2006/2007	Nine Months 2005/2006	Change in %
Net sales	**643.8**	**599.9**	**7.3**	**2,023.4**	**1,892.0**	**6.9**
of which in other European countries	214.7	200.2	7.2	682.3	627.9	8.7
Gross margin (as % of net sales)	34.7%	32.8%		35.0%	34.4%	
EBITDA	50.8	33.9	50.0	189.6	152.0	24.7
Earnings before interest and taxes (EBIT)	32.6	13.3	146.0	132.4	95.3	39.0
Consolidated earnings before taxes	**23.7**	[illegible]	**369.7**	**104.9**	**66.0**	**58.8**
Consolidated net income*	16.0			[illegible]	40.9	70.6
Undiluted earnings per preference share (€)		[illegible]		[illegible]	4.27	64.9
No. of employees at the HORNBACH Group				[illegible]	12,090	0.6
Investments				84.4	[illegible]	-50.6
Total assets				[illegible]	1,335.6	-0.4
Shareholders' equity				621.9	566.4	9.8
Shareholders' equity as % of total assets				34.0%	30.9%	

* pursuant to IFRS including minority interests

HORNBACH-Baumarkt-AG Subgroup (in € million, unless otherwise stated)	3rd Quarter 2006/2007	3rd Quarter 2005/2006	Change in %	Nine Months 2006/2007	Nine Months 2005/2006	Change in %
Net sales	**599.3**	**561.6**	**6.7**	**1,897.1**	**1,779.1**	**6.6**
of which in other European countries	214.7	200.2	7.2	682.3	627.9	8.7
Like-for-like sales growth	5.5%	1.8%		2.9%	1.1%	
Gross margin (as % of net sales)	35.5%	34.3%		35.7%	34.9%	
EBITDA	41.0	26.5	57.8	161.3	122.1	32.1
Earnings before interest and taxes (EBIT)	26.6	9.2	189.5	114.5	74.8	53.2
Consolidated earnings before taxes	**20.7**	**4.0**	**419.6**	**96.5**	**54.9**	**75.9**
Consolidated net income	14.8	0.9	-	65.2	34.3	90.2
Undiluted earnings per share (€)	0.96	0.06	-	4.26	2.26	88.5
No. of employees				11,579	11,473	0.9
Investments				61.5	123.7	-50.3
Total assets				1,320.6	1,331.2	-0.8
Shareholders' equity				474.1	423.2	12.0
Shareholders' equity as % of total assets				35.9%	31.8%	
No. of stores				121	123	-1.6
Sales area as per BHB (in 000 m²)				1,315	1,305	0.8
Average store size (in m²)				10,868	10,608	2.5

Rounding differences may arise in totals and percentages.



Interim Report

HORNBACH-BAUMARKT-AG GROUP

FIRST NINE MONTHS 2006/2007

(MARCH 1 – NOVEMBER 30, 2006)

HORNBACH

Es gibt immer was zu tun.

HORNBACH-BAUMARKT-AG Group

Interim Report (IFRS): First Nine Months of 2006/2007

(March 1 – November 30, 2006)

- **Highly pleasing business performance in Germany and abroad in the third quarter**
- **Consolidated sales grow by 6.6 % in first nine months - like-for-like sales up by 2.9 %**
- **Further improvement in profitability – nine-month EBIT up by 53.2 %**

The sales and earnings performance of the HORNBACH-Baumarkt-AG Group gained notably in momentum in the third quarter of the current financial year (September 1 to November 30, 2006). While quarterly sales rose by 6.7 % to € 599.3 million (previous year: € 561.6m), operating earnings (EBIT) increased by 189.5 % to € 26.6 million (previous year: € 9.2m). Thanks to this substantial growth, the cumulative figures for the first nine months have also improved compared with those for the first half. Nine-month sales rose by 6.6 % to € 1,897.1 million (previous year: € 1,779.1m). In the third quarter, the HORNBACH DIY megastores with garden centers reported very pleasing like-for-like sales growth rates both in Germany (plus 5.2 %) and in other European countries (plus 6.1 %). This resulted in cumulative like-for-like sales growth of 2.9 % across the Group at the end of the first three quarters. These highly pleasing developments were chiefly due to a significant increase in the demand for construction materials. Earnings rose considerably more strongly than sales in the first nine months of 2006/2007. Operating earnings (EBIT) rose by 53.2 % to € 114.5 million (previous year: € 74.8m). Consolidated earnings before taxes grew by 75.9 % to € 96.5 million (previous year € 54.9m). Earnings per share (undiluted) amounted to € 4.26 (previous year: € 2.26).

Key Figures HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	3rd Quarter 2006/2007	3rd Quarter 2005/2006	Change in %	Nine Months 2006/2007	Nine Months 2005/2006	Change in %
Net sales	**599.3**	**561.6**	**6.7**	**1,897.1**	**1,779.1**	**6.6**
of which in other European countries	214.7	200.2	7.2	682.3	627.9	8.7
Like-for-like sales growth	5.5%	1.8%		2.9%	1.1%	
Gross margin (as % of net sales)	35.5%	34.3%		35.7%	34.9%	
EBITDA	41.8	26.5	57.8	161.3	122.1	32.1
Earnings before interest and taxes (EBIT)	26.6	9.2	189.5	114.5	74.8	53.2
Consolidated earnings before taxes	**20.7**	**4.0**	**419.6**	**96.5**	**54.9**	**75.9**
Consolidated net income	14.8	0.9	-	65.2	34.3	90.2
Undiluted earnings per share (€)	0.96	0.06	-	4.26	2.26	88.5
No. of employees				11,579	11,473	0.9
Investments				61.5	123.7	-50.3
Total assets				1,320.6	1,331.2	-0.8
Shareholders' equity				474.1	423.2	12.0
Shareholders' equity as % of total assets				35.9%	31.8%	
No. of stores				121	123	-1.6
Sales area as per BHB (in 000 m²)				1,315	1,305	0.8
Average store size (in m²)				10,868	10,608	2.5

Rounding differences may arise in totals and percentages.

Four new locations under construction

There were no changes in the store network in the third quarter. We were operating 121 retail outlets across the Group as of November 30, 2006 (February 28, 2006: 124) with a total sales area of 1.31 million m² and an average store size of almost 11,000 m². Of our stores, 89 are located in Germany. Four stores were in the construction stage as of November 30, 2006, including the second location in Munich, which is scheduled to be opened in spring 2007.

Consolidated sales up by 6.6 % in first nine months – like-for-like sales growth in Germany as well

The net sales of the HORNBACH-Baumarkt-AG Group grew by 6.7 % to € 599.3 million in the months of September to November 2006 (previous year: € 561.6m). On a cumulative basis for the first nine months, consolidated sales rose by 6.6 % to € 1,897.1 million (previous year: € 1,779.1m). The HORNBACH DIY megastores with garden centers outside Germany generated sales of € 214.7 million (previous year: € 200.2m), equivalent to an international share of 35.8 % (previous year: 35.6 %).

It is particularly pleasing to note the revival in like-for-like sales in Germany. At 5.2 %, this represents the best third-quarter like-for-like sales performance in the past ten years. Thanks to this substantial increase, the cumulative like-for-like sales of our DIY megastores with garden centers in Germany for the first nine months were 1.2 % higher than in the previous year. The equivalent figure for the end of the first half had still been slightly negative at -0.7 %. In the course of the year, HORNBACH has succeeded in detaching itself increasingly clearly from the like-for-like performance of the overall DIY sector in Germany, thus acquiring further market share. The 32 stores in other European countries maintained their high level of growth, reporting like-for-like sales growth of 6.1 % both for the quarter under report as well as for the first nine months.

The HORNBACH DIY megastores with garden centers witnessed increased demand for construction materials during the period under report. Above-average sales were reported for products required for shell construction and for larger-scale renovation and extension projects, such as roof extensions or bathroom renovations. Projects involving heating and climate technology were also in great demand. House owners in particular have invested increasing amounts in recent months in long-term energy saving and modernization measures for their living space. This also reflects the economic upturn, the improved levels of consumer confidence in Germany and the increase in construction activities as a result of mild weather conditions.

Our consistent alignment towards the needs of project customers enabled us to benefit disproportionately from the opportunities offered by the overall economy and by our specific sector. One such benefit can be seen in our outperformance of the sector in terms of like-for-like sales growth in Germany.

EBIT jump by 190 % in Q3

We further improved the earnings performance of the HORNBACH-Baumarkt-AG Group in the third quarter of 2006/2007 compared with the previous quarter. Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 57.8 % to € 41.8 million (previous year: € 26.5m). Operating earnings (EBIT) jumped by 189.5 % in the third quarter to € 26.6 million (previous year: € 9.2m). The sharp growth in earnings in the third quarter is attributable to the notable revival in like-for-like sales in conjunction with a marked increase in the gross margin, a decline in selling, store, general and administration expenses as a percentage of sales, and a lower level of pre-opening expenses.

The EBITDA generated in the reporting period from March to November 2006 improved by 32.1 % to € 161.3 million (previous year: € 122.1m). Operating earnings (EBIT) rose by 53.2 % to € 114.5 million (previous year: € 74.8m). Consolidated earnings before taxes showed year-on-year growth of 75.9 % to reach € 96.5 million (previous year: € 54.9m). The consolidated net income reported for the first nine months of 2006/2007 amounted to € 65.2 million (€ 34.4m). At € 4.26, the undiluted earnings per share calculated in accordance with IFRS were considerably higher than the figure of € 2.26 reported for the previous year. One main reason for the sharp rise in key operating earnings figures in the first nine months is the revival in like-for-like sales, which has gained in momentum from quarter to quarter. Moreover, a slight year-on-year increase in the gross margin, improved cost ratios and a lower level of pre-opening expenses also contributed to the increase in profitability.

The gross profit rose as a percentage of net sales across the Group from 34.9 % to 35.7 %. Selling and store expenses were reported at € 516.8 million (previous year: € 486.4m). The store expenses ratio thus declined slightly from 27.3 % to 27.2 %. Moreover, the earnings performance was also positively affected compared with the previous year by the considerable reduction of € 7.6 million in pre-opening expenses. This reduction is attributable to the pause in the expansion in the current financial year. A slight decline was also seen in general and administration expenses, which reduced as a percentage of net sales from 3.8 % to 3.5 %. Other income and expenses improved by € 5.8 million and net financial expenses by € 1.9 million in the first nine months.

11,579 employees at the HORNBACH-Baumarkt-AG Group

At the reporting date on November 30, 2006, there were 11,579 individuals (previous year: 11,473) across Europe in fixed employment at HORNBACH-Baumarkt-AG or at one of its subsidiaries.

Lower level of investment

A total of € 61.5 million was invested during the first nine months of the current financial year (previous year: € 123.7m), primarily in land and buildings (57 %) and in plant and office equipment. The sharp decline in investment is principally due to the fact that no new HORNBACH DIY megastores with garden centers were opened in the first nine months of 2006/2007 (previous year: seven). Information concerning the financing and investment activities of HORNBACH-Baumarkt-AG can be found in the cash flow statement in the notes to this report.

Other events during the period under report

The Board of Management of HORNBACH-Baumarkt-AG has been extended from four to five members. Susanne Jäger (41), who has worked at the company for 22 years, most recently as Group Procurement Director for the paint/wallpaper/flooring product area, was assigned responsibility for operative procurement with effect from December 1, 2006.

Outlook

The store network of 121 DIY megastores with garden centers will remain unchanged until the end of the financial year (February 28, 2007). The expansion is to be continued with the opening of the second HORNBACH location in Munich, which is expected to take place in March 2007. Moreover, construction work was underway in the third quarter on stores in Alblasserdam (Netherlands), Darmstadt and Bucharest (Rumania). The Rumanian market entry is scheduled for June 2007. Overall, up to ten new HORNBACH DIY megastores with garden centers are expected to be opened in the 2007/2008 financial year, in most cases in other European countries. The targets of expansion outside Germany are the Netherlands, Switzerland, the Czech Republic, Sweden and Rumania.

In view of the sales tax increase as of January 1, 2007 and possible fluctuations in weather conditions in the fourth quarter (December 1 to February 28), the sales and earnings (EBIT) forecasts for the overall financial year are being maintained in spite of the considerable improvement in operating earnings in the third quarter. Accordingly, we will increase our sales for the current financial year by a medium single-digit percentage range. Earnings for the overall year are also set to show a marked increase as a percentage of sales. As already announced, the net income of the HORNBACH-Baumarkt-AG Group for 2006/2007 will also be increased by € 9.2 million due to the forthcoming capitalization of tax refund claims as of 12.31.2006 as a result of amended legal requirements (SEStEG).

Bornheim bei Landau, December 21, 2006

– The Board of Management –

Financial Calendar 2006/2007

December 21, 2006	Interim Report as of November 30, 2006
March 22, 2007	Trading Statement for the 2006/2007 Financial Year
May 24, 2007	Annual Results Press Conference 2006/2007 and Publication of Annual Report
June 28, 2007	Interim Report as of May 31, 2007
July 12, 2007	Annual General Meeting
September 27, 2007	Interim Report as of August 31, 2007
December 20, 2007	Interim Report as of November 30, 2007

Contact

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press/Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. Weinstrasse
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
presse@hornbach.com

Internet:www.hornbach-group.com

HORNBACH-BAUMARKT-AG Group
Income Statement

€ million	3rd Quarter 2006/2007	3rd Quarter 2005/2006	Change in %	Nine Months 2006/2007	Nine Months 2005/2006	Change in %
Sales	599.3	561.6	6.7	1,897.1	1,779.1	6.6
Cost of goods sold	386.8	368.8	4.9	1,220.3	1,157.5	5.4
Gross profit	**212.5**	**192.8**	**10.2**	**676.8**	**621.5**	**8.9**
Selling and store expenses	171.9	162.0	6.2	516.8	486.4	6.2
Pre-opening expenses	0.8	3.2	-73.7	1.8	9.3	-80.8
General and administration expenses	21.5	22.9	-5.7	66.1	67.6	-2.2
Other income and expenses	8.4	4.4	90.9	22.4	16.6	34.8
Earnings before interest and taxes (EBIT)	**26.6**	**9.2**	**189.5**	**114.5**	**74.8**	**53.2**
Financial income	1.9	1.8	5.7	5.9	3.6	62.4
Financial expenses	7.8	7.0	11.5	23.9	23.5	1.6
Net financial expenses	**-5.9**	**-5.2**	**13.5**	**-18.0**	**-19.9**	**-9.4**
Consolidated earnings before taxes	**20.7**	**4.0**	**419.6**	**96.5**	**54.9**	**75.9**
Taxes on income	6.0	3.1	90.2	31.3	20.6	51.9
Consolidated net income	**14.8**	**0.9**	-	**65.2**	**34.3**	**90.2**
Undiluted earnings per share (in €)	0.96	0.06	-	4.26	2.26	88.5
Diluted earnings per share (in €)	0.95	0.06	-	4.20	2.24	87.5

Rounding differences may arise in totals and percentages.

HORNBACH-BAUMARKT-AG Group

Balance Sheet

ASSETS	November 30, 2006 € million	%	November 30, 2005 € million	%	February 28, 2006 € million	%
Long-term assets	**622.5**	**47.1**	**686.6**	**51.6**	**629.2**	**48.9**
Intangible assets	27.0	2.0	26.1	2.0	26.4	2.1
Property, plant and equipment	563.4	42.7	625.5	47.0	562.2	43.7
Investment property	18.6	1.4	19.2	1.4	22.9	1.8
Financial assets	0.0	0.0	0.1	0.0	0.1	0.0
Other long-term assets	3.2	0.2	1.7	0.1	3.1	0.2
Deferred tax claims	10.2	0.8	14.1	1.1	14.5	1.1
Short-term assets	**698.1**	**52.9**	**644.6**	**48.4**	**656.8**	**51.1**
Inventories	440.3	33.3	457.1	34.3	496.1	38.6
Accounts receivable and other assets	43.7	3.3	41.6	3.1	63.1	4.9
Income tax claims	1.7	0.1	3.6	0.3	10.6	0.8
Cash and cash equivalents	207.3	15.7	142.3	10.7	72.4	5.6
Non-current assets held for sale	5.1	0.4	-	-	14.5	1.1
TOTAL ASSETS	**1,320.6**	**100.0**	**1,331.2**	**100.0**	**1,285.9**	**100.0**

EQUITY AND LIABILITIES	November 30, 2006 € million	%	November 30, 2005 € million	%	February 28, 2006 € million	%
Shareholders' equity	**474.1**	**35.9**	**423.2**	**31.8**	**415.3**	**32.3**
Share capital	46.4	3.5	45.5	3.4	45.6	3.5
Capital reserve	133.4	10.1	126.5	9.5	127.2	9.9
Retained earnings	294.3	22.3	251.1	18.9	242.5	18.9
Long-term liabilities	**536.5**	**40.6**	**472.7**	**35.5**	**476.7**	**37.1**
Financial debt	465.2	35.2	414.1	31.1	409.6	31.8
Pensions and similar obligations	3.5	0.3	0.0	0.0	3.5	0.3
Deferred taxes	55.1	4.2	47.3	3.6	52.4	4.1
Other long-term liabilities	12.7	1.0	11.4	0.9	11.3	0.9
Short-term liabilities	**310.0**	**23.5**	**435.3**	**32.7**	**393.9**	**30.6**
Financial debt	37.0	2.8	105.0	7.9	106.0	8.2
Accounts payable and other liabilities	210.3	15.9	267.3	20.1	229.0	17.8
Tax provisions	21.6	1.6	20.5	1.5	15.4	1.2
Other provisions	41.1	3.1	42.5	3.2	43.6	3.4
TOTAL EQUITY AND LIABILITIES	**1,320.6**	**100.0**	**1,331.2**	**100.0**	**1,285.9**	**100.0**

Rounding differences may arise in totals and percentages.

HORNBACH-BAUMARKT-AG Group

Cash Flow Statement

€ million	Nine Months 2006/2007	Nine Months 2005/2006
Consolidated net income	**65.2**	**34.3**
Depreciation and amortization of long-term assets	46.8	47.3
Change in provisions	-0.1	0.4
Profits / losses on the sale of long-term assets	-3.8	-3.8
Change in inventories, accounts receivable and other assets	76.3	-40.4
Change in accounts payable and other liabilities	-14.4	56.3
Other income / expenses with no cash effect	7.1	-0.4
Cash flow from operating activities	**177.1**	**93.7**
Proceeds from disposals of long-term assets	39.4	64.3
Payments for investments in property, plant and equipment	-56.1	-119.3
Payments for investments in intangible assets	-4.4	-4.4
Payments for acquisitions of shareholdings and other business units	-1.0	0.0
Cash flow from investing activities	**-22.1**	**-59.4**
Receipts from capital increases	7.1	2.1
Payments to / from shareholders	-13.2	-13.1
Proceeds from long-term debt	80.6	0.0
Repayment of long-term debt	-91.1	-22.3
Payments for group financing activities	-0.7	-0.5
Change in short-term debt	-3.0	-1.5
Cash flow from financing activities	**-20.3**	**-35.3**
Change in cash and cash equivalents	134.7	-1.0
Effect of exchange rate changes on cash and cash equivalents	0.2	0.1
Cash and cash equivalents at March 1	72.4	143.2
Cash and cash equivalents at November 30	**207.3**	**142.3**

Rounding differences may arise in totals.

HORNBACH-BAUMARKT-AG Group

Statement of Shareholders' Equity

Nine Months 2005/2006 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Total Equity
Balance at March 1, 2005	**45.3**	**124.7**	**-1.9**	**2.7**	**227.8**	**398.6**
Dividend distributions					-13.1	-13.1
Foreign currency adjustments				1.5		1.5
Capital increase from share option plans	0.2	1.8				2.0
Valuation of derivative financial instruments, net after taxes			-0.1			-0.1
Net income for the year					34.3	34.3
Balance at November 30, 2005	**45.5**	**126.5**	**-2.0**	**4.2**	**249.0**	**423.2**

Nine Months 2006/2007 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Total Equity
Balance at March 1, 2006	**45.6**	**127.2**	**-1.7**	**4.6**	**239.6**	**415.3**
Dividend distributions					-13.2	-13.2
Foreign currency adjustments				-0.4		-0.4
Capital increase from share option plans	0.8	6.2				7.0
Valuation of derivative financial instruments, net after taxes			0.2			0.2
Net income for the year					65.2	65.2
Balance at November 30, 2006	**46.4**	**133.4**	**-1.5**	**4.2**	**291.6**	**474.1**

Rounding differences may arise in totals.

HORNBACH-BAUMARKT-AG Group

Notes to the Group Interim Report as of November 30, 2006

(1) Accounting principles

This non-audited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries for the first nine months as of November 30, 2006 has been compiled in accordance with Section 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The accounting principles applied in the compilation of this interim report correspond to those applied in the consolidated financial statements as of February 28, 2006. The Group has made additional application of IAS 34 "Interim Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2005/2006 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report unless any amendments are expressly indicated.

(2) Reporting entity

There were no changes in the reporting entity during the first nine months of 2006/2007.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group is subject to lower sales in the autumn and winter months than in the spring and summer months. These seasonal variations are reflected in the figures for the first nine months. The results of business operations for the first nine months up to November 30, 2006 do not necessarily provide an accurate indication of the results to be expected for the overall financial year.

(4) Other income and expenses

Other income and expenses are structured as follows:

€ million	3rd Quarter 2006/2007	3rd Quarter 2005/2006	Change in %
Other income	9.8	16.1	-38.9
Other expenses	1.4	11.7	-87.7
Other income and expenses	**8.4**	**4.4**	**90.9**

€ million	Nine Months 2006/2007	Nine Months 2005/2006	Change in %
Other income	32.6	34.2	-4.6
Other expenses	10.2	17.5	-42.1
Other income and expenses	**22.4**	**16.6**	**34.8**

Other operating income primarily relates to income from advertising grants, income from exchange rate and payment differences, income from the release of provisions, income from allocations within the HORNBACH HOLDING AG Group and other income customary to retail.

Moreover, the other income for the first nine months includes non-operating income amounting to € 10.5 million (previous year: € 13.3m) mainly resulting from the disposal of two DIY store properties. The DIY store properties were rented back on a long-term

basis within the framework of an operating lease. At the end of the non-terminable basic rental period, there is the option of extending the rental period or of repurchasing the property.

Other operating expenses principally consist of expenses incurred on exchange rate and currency differences and losses incurred on the sale of long-term assets. Non-operating expenses amounting to € 4.5 million (previous year: € 1.3m) were reported under this item at the end of the first nine months of 2006/2007. The non-operating expenses reported in the real estate segment mainly relate to extraordinary depreciation of € 2.8 million undertaken on buildings and to € 1.4 million of losses incurred on disadvantageous contracts.

(5) Taxes on income

Taxes on income are structured as follows:

€ million	3rd Quarter 2006/2007	3rd Quarter 2005/2006	Change in %
Current tax expenses	5.9	3.6	63.8
Deferred tax expenses	0.1	-0.4	-125.2
	6.0	**3.1**	**90.2**

€ million	Nine Months 2006/2007	Nine Months 2005/2006	Change in %
Current tax expenses	24.0	21.0	14.3
Deferred tax expenses	7.3	-0.4	-
	31.3	**20.6**	**51.9**

(6) Earnings per share

Undiluted earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

	3rd Quarter 2006/2007	3rd Quarter 2005/2006
Weighted number of shares issued	15,331,121	15,163,054
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in € million)	14.8	0.9
Earnings per share (in €)	0.96	0.06

	Nine Months 2006/2007	Nine Months 2005/2006
Weighted number of shares issued	15,331,121	15,163,054
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in € million)	65.2	34.3
Earnings per share (in €)	4.26	2.26

The share option plans mean that shares have arisen with a potentially diluting effect. The diluted earnings per share are calculated as follows:

Diluted earnings per share

	3rd Quarter 2006/2007	3rd Quarter 2005/2006
Weighted number of shares issued including potential shares with a dilutive effect	15,529,223	15,311,944
Consolidated net income allocable to the shareholders in HORNBACH -Baumarkt-AG (in € million)	14.8	0.9
Earnings per share (in €)	0.95	0.06

	Nine Months 2006/2007	Nine Months 2005/2006
Weighted number of shares issued including potential shares with a dilutive effect	15,529,223	15,311,944
Consolidated net income allocable to the shareholders in HORNBACH -Baumarkt-AG (in € million)	65.2	34.3
Earnings per share (in €)	4.20	2.24

(7) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 273.3 million at the end of the first nine months as of November 30, 2006 (previous year: € 266.7m).

Depreciation and amortization totaling € 46.8 million was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first nine months of the 2006/2007 financial year (previous year: € 47.3m).

(8) Share capital

Within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG, a total of 249,575 subscription rights were exercised in accordance with the terms and conditions of the share option plan during the exercise windows from May 20 to May 27, 2006, from July 7 to July 14, 2006 and from September 29 to October 6, 2006. Moreover, within the framework of the 1997 share option plan at HORNBACH-Baumarkt-AG, 15,000 convertible bonds were converted into shares in HORNBACH-Baumarkt-AG within the conversion period from July 18 to August 7, 2006. These measures increased the share capital by € 0.7 million and the capital reserve by € 6.2 million. As of November 30, 2006, the share capital of HORNBACH-Baumarkt-AG amounted to € 46,253,715, divided into 15,464,895 shares.

(9) Dividends

In accordance with the proposal made by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, following the approval by the Annual General Meeting held on July 13, 2006 a dividend of € 0.87 per share was distributed to shareholders for the 2005/2006 financial year.

(10) Financial debt

In the first nine months of the 2006/2007 financial year, HORNBACH-Baumarkt-AG took up an unsecured borrowers' note loan amounting to € 80 million, mainly for the purpose of redeeming mortgage loans reaching final maturity. The borrowers' note loan has a floating interest rate based on the 6-month EURIBOR rate and is to be repaid at the end of its term of five years. A forward swap with identical terms was already concluded in the 2005/2006 financial year in order to hedge the interest rate.

The swap enables the half-yearly interest paid on the basis of the 6-month EURIBOR rate to be secured at a level of 3.128% plus a bank margin. Given that the requirements governing hedge accounting were fulfilled upon the issuing of the borrowers' note loan on June 30, 2006, the changes in the value of the swap have been reported in the hedging reserve from this date onwards.

Furthermore, HORNBACH-Baumarkt-AG has agreed a syndicated credit line of € 200.0 million, mainly to replace bilateral credit lines. This syndicated credit line is linked to compliance with customary bank covenants, such as the EBITDA/interest ratio. Any failure to comply with the covenant ratios or other obligations, which mainly correspond to the obligations also governing the bond issued in 2004, may result in the immediate termination of the credit line. This credit line had not been drawn down as of November 30, 2006. The HORNBACH-Baumarkt-AG Group had total credit lines of € 304.7 million at the reporting date, of which € 301.1 million were not utilized.

(11) Share options

Within the framework of the 2003 phantom stock plan at HORNBACH-Baumarkt-AG, a total of 13,044 share options were exercised in accordance with the terms and conditions of the share option plan during the exercise windows from May 20 to May 27, from July 7 to July 14, 2006 and from September 29 to October 6, 2006.

(12) Own shares

On September 11, 2006, the Board of Management of HORNBACH-Baumarkt-AG resolved pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG) to acquire up to 20,000 own shares. The buyback of shares on the basis of this management board resolution is to be undertaken in accordance with the safe harbour regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the European Commission dated December 22, 2003. The buyback of shares is restricted to the period from September 11, 2006 to December 31, 2006.

The shares are to be purchased to cover the annual issue of employee shares, a process which has now been completed. A total of 11,499 shares had been acquired as of November 30, 2006.

(13) Events subsequent to the reporting date

The "Law setting out tax measures accompanying the introduction of the European Company and amending further tax regulations" (SEStEG) came into force on December 12. Among other provisions, this law stipulates that the refunding of corporate income tax credits resulting from the retention of earnings in connection with the previously applicable corporate income tax law should no longer be linked to any distribution of earnings. The corporate income tax credit is to be calculated for the final time as of December 31, 2006 and subsequently to be distributed in 10 equal annual amounts in each case as of September 30 starting in 2008. The HORNBACH-Baumarkt-AG Group is expected to have corporate income tax refund claims of € 11.8 million on the final calculation date pursuant to Section 37 of the German Corporate Income Tax Act (KStG), which will require capitalization as tax claims with a present value of € 9.2 million and will result in a corresponding level of non-period tax income.

(14) Board of Managment

At its meeting on November 28, 2006, the Supervisory Board of HORNBACH-Baumarkt-AG appointed Susanne Jäger as a new member of the Board of Management with a contractual term of five years as of December 1, 2006. Based on the proposal made by the Personnel Committee, Susanne Jäger will assume responsibility for the Operative Procurement division.

(15) Segmental reporting

Nine Months 2006/2007 in € million Nine Months 2005/2006 in € million	DIY Stores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**1,896.5**	**79.2**	**-78.6**	**1,897.1**
	1,778.5	71.6	-71.0	1,779.1
Sales to external third parties	1,896.2	0.0	0.0	1,896.2
	1,778.1	0.0	0.0	1,778.1
Sales to affiliated companies	0.3	0.0	0.0	0.3
	0.4	0.0	0.0	0.4
Rental income from affiliated companies, internal rental income	0.0	78.6	-78.6	0.0
	0.0	71.0	-71.0	0.0
Rental income from third parties	0.0	0.6	0.0	0.6
	0.0	0.6	0.0	0.6
Segment results (EBIT)	**91.2**	**29.2**	**-5.9**	**114.5**
	59.2	26.3	-10.7	74.8
Depreciation and amortization	**28.7**	**11.4**	**6.7**	**46.8**
	29.8	11.6	5.9	47.3
EBITDA	**119.9**	**40.6**	**0.8**	**161.3**
	89.0	37.9	-4.8	122.1

Bornheim, December 21, 2006

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft